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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*

                          Capital Growth Systems, Inc.
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                                (Name of Issuer)

                        Common Stock, $0.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  14019A 10 7
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                                 (CUSIP Number)

                                January 31, 2004
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)
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Page 2 of 6


  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Robert Geras
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [X]
               -----------------------------------------------------------------
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  3.    SEC Use Only


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  4.    Citizenship or Place of Organization

        USA
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     Number of             5.      Sole Voting Power

      Shares                       2,257,837
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      0
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     2,257,837
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   0
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  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        2,257,837
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 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        14.16%*
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

*Based upon information received from Capital Growth Systems, Inc. of 15,873,800 shares outstanding and adding to that amount 111,111 shares subject to an option which is exercisable within 60 days of this report.
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ITEM 1(a).        NAME OF ISSUER

                  Capital Growth Systems, Inc. (the "Issuer")

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  980 North Michigan Avenue, Suite 1120
                  Chicago, Illinois 60611

ITEM 2(a).        NAME OF PERSON FILING

                  Robert Geras

ITEM 2(b)         RESIDENCE OR BUSINESS ADDRESS

                  55 East Erie Street, #2905, Chicago, IL  60611

ITEM 2(c)         CITIZENSHIP

                  United States of America

ITEM 2(d)         TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $0.0001 per share ("Common Stock")

ITEM 2(e)         CUSIP NUMBER

                  14019A 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e) [ ]  An investment adviser in accordance
                           withss.240.13d-1(b)(1)(ii)(E).

                  (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

                  (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
                           1813).


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                  (i) [ ]  A church plan that is excluded from the
                           definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

                  (j) [ ]  Group, in accordance
                           withss.240.13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP

                  (a) Amount beneficially owned: 2,257,837

                  (b) Percent of class: 14.16%*

                  (c) Number of shares as to which the person has:

                      (i)    Sole power to vote or to direct the vote: 2,257,837

                      (ii)   Shares power to vote or to direct the vote: 0

                      (iii) Sole power to dispose or to direct the disposition of: 2,257,837

                      (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS

                           If this statement is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                           No person, other than a filing person, is known to
                  have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the filing person.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                           The filing person has not entered into any contract,
                  arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable.

*Based upon information received from Capital Growth Systems, Inc. of 15,873,800 shares outstanding and adding to this amount 111,111 shares subject to an option which is exercisable within 60 days of this report.

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Page 5 of 6


ITEM 10.          CERTIFICATIONS

                           The following certification shall be included if the
                  statement is filed pursuant to ss.240.13d-1(c):

                           By signing below I certify that, to the best of my
                  knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.



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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2004

                                     By: /s/ Robert Geras
                                        --------------------------------